Mammoth Energy Services, Inc.

4727 Gaillardia Parkway, Suite 200

Oklahoma City, OK 73142

October 3, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Karina V. Dorin, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-1, as amended
Filed September 23, 2016
File No. 333-213504 (the “Registration Statement”)

Dear Mr. Schwall:

Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), has amended the Registration Statement and filed Amendment No. 2 thereto (the “Amendment No. 2”) with the Securities and Exchange Commission (the “Commission”) on the date hereof to, among other things, file the remaining exhibits and include (i) the price range for the shares to be issued/sold in the offering contemplated by the Registration Statement (the “Offering”), (ii) the number of shares to be sold by the Company and the selling stockholders in the Offering, (iii) the amount of the net proceeds from the Offering, (iv) the updated capitalization table and (v) the beneficial ownership and the selling stockholder table, which information was previously provided to the staff of the Commission (the “Staff”) supplementally and reviewed by the Staff.

In addition, the Company respectfully acknowledges the comment received orally from the Staff on September 30, 2016 regarding further expansion of the Company’s intended use of the net proceeds from the offering allocated to general corporate purposes. In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 44 of Amendment No. 2.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Division of Corporation Finance

October 3, 2016

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Mark Layton

Mark Layton

cc:	Seth R. Molay, P.C.